June 2018 JSC Tochka Partnership Agreement Exhibit 99.2

JSC Tochka JV structure Tochka Management Team 50%+1 share in capital 45% economic interest 40% share in capital 45% economic interest 10% -1 share in capital 10% economic interest Joint Venture JSC Tochka, June 2018

Tochka – One of the Leaders of the SME Market in Russia

Innovative digital banking service for entrepreneurs - broad range of services, client-focused, technological solutions and know-hows, unique quality of client experience

Net Promoter Score of 59.3% - the highest on the market according to TNS research

Best mobile and internet bank for business across different interfaces for 3 last consecutive years (Markswebb Business Mobile Banking Rank)

Competition (market share*)



36.4%
9.0%
8.4%
5.8%
2.9%
2.6%
2.4%
2.0%
SBERBANK
Alfa-Bank
VTB
Tinkoff
Raiffeisen BANK
URALSIB
As of June 2018 Tochka had more than 165 000 SME accounts (cumulative), with total client balances of over RUB 13 billion across the platform

Potential market size



# of active SME
Tochka share
CAGR Tochka clients
51%
CAGR # of active SME
18%
Units, mln
0
2
4
2.6%
5.7%
2017
2018
2019
2020

*Source: open sources; company estimates

Unique team Proven business model Best in class consumer service Technological expertise Synergies with core products Focus on developing services for SMEs Financial and banking expertise 100% reliability SME and self-employed market is one of the fastest developing segments in Russia. According to the Small and Medium Enterprises Development Strategy in RF till 2030, the share of SMEs in GDP should increase from 20% in 2017 to 40% by 2030 Creating and developing products and services for self-employed and micro enterprises is one of the core focuses of QIWI At the moment Tochka clients can open accounts in either Otkritie Bank or QIWI Bank with other players potentially entering the platform Developing Tochka as a multi-banking platform is the most efficient way to increase market share and expand the potential client base We are glad to launch a first at scale multi-bank platform in Russia for servicing clients in the SME segment with such strong partners Tochka as a First at Scale Multi-Banking Platform in Russia

Otkritie Together with Tochka Will Be Among TOP-3 Players of the SME Market in Terms of Number of Active Clients by 2020 500+ 300+ 350+ 500+ 1,800+ Otkritie Tochka Market positions of the top players of the SME market in 2020 Thousand companies (active clients)